TRADING SYMBOL:  TORONTO & OSLO: CRU

FRANKFURT: KNC   OTC-BB-other: CRUGF

LONDON, United Kingdom: November 29, 2006 - Crew Gold Corporation (“Crew” or the “Company”) (TSE & OSE: CRU; Frankfurt: KNC; OTC-BB- other: CRUGF.PK.

Crew Minerals ASA Private Placement

Crew Gold Corporation is pleased to announce that its wholly owned subsidiary, Crew Minerals ASA, has accepted subscriptions for a Private Placement of shares, for aggregate gross proceeds of NOK 450 million (USD 71.4 million). The subscription price was NOK 12 per share corresponding to a pre-money valuation of NOK 600 million (USD 95 million).

Crew Minerals ASA has applied for listing at the Oslo Stock Exchange and closing of the Private Placement will be subject to the company satisfying all conditions set by Oslo Børs for the company’s shares to be listed on the Oslo Børs. The Board of Oslo Børs is expected to consider the application in its meeting November 29, 2006.

The Private Placement was directed towards institutional and professional investors. Crew Gold is pleased to report that the issue was oversubscribed.

The purpose of the private placement is to fund Crew Mineral’s further expansion by:

- Establishing a Feasibility Study for the Mindoro Nickel Project

- Acquisitions of companies/projects

- Exploration activities

- Funding general and administrative expenses

Once the Private Placement is completed, Crew Gold Corporation will hold approximately 57% of the issued and outstanding shares of Crew Minerals.

First Securities ASA and Pareto Securities/Pareto Private Equity are Crew’s advisors and placement agents for the private placement and the Initial Public Offering at the Oslo Børs. A separate prospectus will be available for the IPO and listing on Oslo Stock Exchange.

President and CEO, Jan Vestrum commented “This successful financing and the anticipated Private Placement for our Minerals Division will clearly separate our pure  gold operations from the development of the non gold minerals operation which we previously indicated was one of our strategic objectives to be met during 2006 and a driver for increasing shareholder value. This will allow both operations to concentrate and focus on their respective areas of expertise and will allow Crew Gold to realize on its strategy of becoming a pure play mid tier gold producer. The success of this fundraising confirms the continued support of our major shareholders and the capital markets for the strategy that we have set and we thank them for their support and confidence”

Jan A Vestrum

President & CEO

Safe Harbour Statement

Certain statements contained herein, as well as oral statements that may be made by the company or by officers, directors or employees of the company acting on the company’s behalf, that are not statements of historical fact, may constitute “forward-looking statements” and are made pursuant to applicable and relevant national legislation (including the Safe-Harbour provisions of the United States Private Securities Litigation Reform Act of 1995) in countries where Crew is conducting business and/or investor relations. Forward-looking statements, include, but are not limited to those with respect to Crew Acquisition Corp.’s intention to proceed with the compulsory acquisition. Often, but not always, forward-looking statements can be identified by the use of words such as “plans”, “expects”, “does not expect”, “is expected”, “targets”, “budget”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or equivalents or variation, including negative variation, of such words and phrases, or state that certain actions, events or results, “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking statements involve known and unknown risks, uncertainties and other factors that could cause the actual results of the company to be materially different from the historical results or from any future results expressed or implied by such forward-looking statements. Such risks and uncertainties include, among others, the price of gold, fluctuations in financial markets, investor interest in the proposed private placement. Although Crew has attempted to identify important factors that could cause actual actions, events or cause actions events or results not to be anticipated, estimated or intended, there can be no assurance that forward looking statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Except as may be required by applicable law or stock exchange regulation, the company undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this document or to reflect the occurrence of unanticipated events. Accordingly, readers should not place undue reliance on forward-looking statements.

Cautionary Note to US Investors – The United States Securities and Exchange Commission permits US mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms on this website (or press release), such as “measured”, “indicated”, and “inferred” “resources”, which the SEC guidelines strictly prohibit US registered companies from including in their filings with the SEC. US Investors are urged to consider closely the disclosure from the SEC’s website at http://www.sec.gov/edgar.shtml.

Endnotes

News Release – November 29, 2006